UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)

Carrier Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14448C104
(CUSIP Number)

Viessmann Group GmbH & Co. KG

Im Birkenried 1

35088 Battenberg

Germany

+49 (0) 6452 9296 000

With a copy to:

Leo Borchardt

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London NW5 3LH

United Kingdom
Telephone: +44 20 7418 1334

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14448C104

1	Name of Reporting Person Viessmann Group GmbH & Co. KG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Komplementär B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 14448C104

1	Names of Reporting Person Viessmann Beteiligungs AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 14448C104

1	Names of Reporting Person Maximilian Viessmann
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,608,959 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,608,959 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,608,959 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.53% (See item 5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 14448C104

1	Names of Reporting Person Johanna 391 Vermögensverwaltungs GmbH (to be renamed Viessmann Traeger HoldCo GmbH)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,095,823 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,095,823(See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,095,823 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 4.24% (See item 5)
14	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commmission on January 9, 2024 by Viessmann Group GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Viessmann Group KG”), its sole general partner, Viessmann Komplementär B.V., a limited liability company (besloten venootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Viessmann GP”), and managing limited partner, Viessmann Beteiligungs AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland (“Viessmann LP”), and Maximilian Viessmann, as a director and the controlling stockholder of each of Viessmann GP and Viessmann LP (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). This Amendment serves as an original Schedule 13D filing for Johanna 391 Vermögensverwaltungs GmbH (to be renamed Viessmann Traeger HoldCo GmbH, “Viessmann HoldCo”), a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany and a direct wholly owned subsidiary of Viessmann Group KG.

The purpose of this Amendment is to report that, as a result of an internal reorganization and pursuant to that certain Contribution Agreement dated March 21, 2024 by and between Viessmann Group KG and Viessman HoldCo (the “Contribution Agreement”), Viessmann Group KG transferred 38,095,823 shares of Common Stock to Viessmann HoldCo in the form of a contribution to the capital of Viessmann HoldCo. The internal reorganization resulted in no change to the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Viessmann Group KG, Viessmann GP, Viessmann LP, Maximilian Viessmann and Viessmann HoldCo. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address for each of the Reporting Persons is Im Birkenried 1, 35088 Battenberg, Germany.

Viessmann Group KG is an independent family holding company and a global group that invests in a diversified range of businesses on behalf of the Viessmann family. Viessmann GP is the sole general partner of Viessmann Group KG. Viessmann LP is a managing limited partner of Viessmann Group KG. Maximilian Viessmann is a director, the President and Chief Executive Officer and the controlling stockholder of each of Viessmann GP and Viessmann LP. Viessmann HoldCo is a direct wholly owned subsidiary of Viessmann Group KG. As such, Mr. Viessmann is in a position indirectly to determine the investment and voting decisions made by each of Viessmann GP, Viessmann LP, Viessmann Group KG and Viessmann HoldCo. Mr. Viessmann’s present principal occupation is as Chief Executive Officer of Viessmann Group KG.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Viessmann HoldCo, Viessmann Group KG, Viessmann GP and Viessmann LP (collectively, the “Covered Persons”), as required by Item 2 of Schedule 13D, is set forth in Schedule I hereto and is incorporated by reference herein. Each of the Covered Persons other than Mr. Viessmann expressly disclaims beneficial ownership of any shares of Common Stock held by any of the Reporting Persons.

During the last five years the Reporting Persons have not and, to the knowledge of the Reporting Persons, without independent verification, none of the Covered Persons identified on Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have executed a joint filing agreement, dated as of March 21, 2024, with respect to the joint filing of the Schedule 13D and any amendment or amendments hereto, the full text of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

On March 21, 2024, Viessmann Group KG and Viessmann Holdco entered into the Contribution Agreement, pursuant to which Viessmann Group KG transferred 38,095,823 shares of Common Stock to Viessmann HoldCo in the form of a contribution to the capital of Viessmann HoldCo.

Item 5: Interest in Securities of the Issuer

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of March 21, 2024, the Reporting Persons may be deemed to have beneficially owned an aggregate of 58,608,959 shares of Common Stock, representing approximately 6.53% of the total outstanding shares of Common Stock (such percentage is calculated based on 898,364,047 shares of Common Stock outstanding as of January 31, 2024 according to information provided by the Issuer to the Reporting Persons). As of March 21, 2024, Viessmann Group KG was the record and beneficial owner of 20,513,136 shares of Common Stock and Viessmann HoldCo was the record and beneficial owner of 38,095,823 shares of Common Stock. Each of Viessmann GP, as the sole general partner of Viessmann Group KG, Viessmann LP, as a managing limited partner of Viessmann Group KG, and Mr. Viessmann, as the director and controlling stockholder of each of Viessmann GP and Viessmann LP, may be deemed to be the beneficial owner of the shares of Common Stock held by each of Viessmann Group KG and Viessmann HoldCo. In addition, Viessmann Group KG, as the sole stockholder of Viessmann HoldCo, may be deemed to be the beneficial owner of the shares of Common Stock held by Viessmann HoldCo.

As of March 21, 2024, none of the Covered Persons identified on Schedule I hereto beneficially owned any shares of Common Stock, except that Dr. Ulrich Hüllmann was the beneficial owner of shares of Common Stock. Each of the Covered Persons other than Mr. Viessmann expressly disclaims beneficial ownership of any shares of Common Stock held by any of the Reporting Persons.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

Contribution Agreement

On March 21, 2024, Viessmann Group KG and Viessmann HoldCo entered into the Contribution Agreement, pursuant to which Viessmann Group KG transferred 38,095,823 shares of Common Stock to Viessmann HoldCo in the form of a contribution to the capital of Viessmann HoldCo.

Item 7: Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of March 21, 2024, by and among Johanna 391 Vermögensverwaltungs GmbH, Viessmann Group GmbH & Co. KG, Viessmann Komplementär B.V., Viessmann Beteiligungs AG and Maximilian Viessmann.
Exhibit 99.2	Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).
Exhibit 99.5	License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D).
Exhibit 99.6	Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.6 to the Original Schedule 13D).
Exhibit 99.7	Limited Power of Attorney of Maximilian Viessmann, dated as of March 21, 2024.
Exhibit 99.8	Contribution Agreement, dated as of March 21, 2024, by and among Viessmann Group GmbH & Co. KG and Johanna 391 Vermögensverwaltungs GmbH.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2024

VIESSMANN GROUP GMBH & CO. KG

By: Viessmann Komplementär B.V., its sole general partner

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: President and Chief Executive Officer

By:	/s/ Frauke von Polier
Name: Frauke von Polier
Title: Executive Board Member and Chief People Officer

VIESSMANN KOMPLEMENTÄR B.V.

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: President and Chief Executive Officer

By:	/s/ Frauke von Polier
Name: Frauke von Polier
Title: Executive Board Member and Chief People Officer

VIESSMANN BETEILIGUNGS AG

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: President and Chief Executive Officer

By:	/s/ Frauke von Polier
Name: Frauke von Polier
Title: Executive Board Member and Chief People Officer

/s/ Maximilian Viessmann
MAXIMILIAN VIESSMANN

JOHANNA 391 VERMÖGENSVERWALTUNGS GMBH

By:	/s/ Maximilian Viessmann
Name: Maximilian Viessmann
Title: Managing Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of March 21, 2024, by and among Johanna 391 Vermögensverwaltungs GmbH, Viessmann Group GmbH & Co. KG, Viessmann Komplementär B.V., Viessmann Beteiligungs AG and Maximilian Viessmann.
Exhibit 99.2	Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).
Exhibit 99.5	License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D).
Exhibit 99.6	Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.6 to the Original Schedule 13D).
Exhibit 99.7	Limited Power of Attorney of Maximilian Viessmann, dated as of March 21, 2024.
Exhibit 99.8	Contribution Agreement, dated as of March 21, 2024, by and among Viessmann Group GmbH & Co. KG and Johanna 391 Vermögensverwaltungs GmbH.

SCHEDULE I

In accordance with the provisions of General Instruction C to Schedule 13D, the name of each director and executive officer of each of Johanna 391 Vermögensverwaltungs GmbH (to be renamed Viessmann Traeger HoldCo GmbH), Viessmann Group GmbH & Co. KG, Viessmann Komplementär B.V. and Viessmann Beteiligungs AG, together with their citizenship and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) is set forth below.

The principal business address for each person listed below is Im Birkenried 1, 35088 Battenberg, Germany, unless otherwise indicated.

VIESSMANN GROUP GMBH & CO. KG

Viessmann Group GmbH & Co. KG is managed by Viessmann Komplementär B.V., its sole managing partner. The name of each director and executive officer of Viessmann Komplementär B.V. is set out below.

VIESSMANN KOMPLEMENTÄR B.V.

Name	Citizenship	Present Principal Occupation or Employment and Principal Address of Corporation in which Employment is Conducted
Maximilian Viessmann	Germany	President and Chief Executive Officer, Viessmann Group
Dr. Ulrich Hüllmann	Germany	Chief Financial Officer, Viessmann Group
Frauke von Polier	Germany	Chief People Officer, Viessmann Group
Boris Scukanec Hopinski	Croatia	Chief Operating Officer, Viessmann Group
Prof. Dr. Martin Viessmann	Germany	Professional board member
Prof. Dr. Thomas Rödder	Germany	Tax Advisor and Partner, Flick Gocke Schaumburg, Bonn, Fritz-Schäffer-Straße 1, 53113 Bonn, Germany
Dr. Albert Christmann	Germany	Chairman and General Partner, Dr. August Oetker KG, Friedrich-List-Str. 5, 33617 Bielefeld, Germany
Madeleine Jahr	Germany	Managing Director, Houlihan Lokey, Marienturm, Taunusanlage 9-10, 60329 Frankfurt am Main, Germany
Dr. Dieter Heuskel	Germany	Professional board member

VIESSMANN BETEILIGUNGS AG

Name	Citizenship	Present Principal Occupation or Employment and Principal Address of Corporation in which Employment is Conducted
Maximilian Viessmann	Germany	President and Chief Executive Officer, Viessmann Group
Dr. Ulrich Hüllmann	Germany	Chief Financial Officer, Viessmann Group
Frauke von Polier	Germany	Chief People Officer, Viessmann Group
Boris Scukanec Hopinski	Croatia	Chief Operating Officer, Viessmann Group
Prof. Dr. Martin Viessmann	Germany	Professional board member
Prof. Dr. Thomas Rödder	Germany	Tax Advisor and Partner, Flick Gocke Schaumburg, Bonn, Fritz-Schäffer-Straße 1, 53113 Bonn, Germany
Dr. Albert Christmann	Germany	Chairman and General Partner, Dr. August Oetker KG, Friedrich-List-Str. 5, 33617 Bielefeld, Germany
Madeleine Jahr	Germany	Managing Director, Houlihan Lokey, Marienturm, Taunusanlage 9-10, 60329 Frankfurt am Main, Germany
Dr. Dieter Heuskel	Germany	Professional board member
Dr. Christophe Sarasin	Switzerland	Partner, Fromer Rechtsanwälte, St. Jakobs-Strasse 7, 4052 Basel, Switzerland

JOHANNA 391 VERMÖGENSVERWALTUNGS GMBH (to be renamed Viessmann Traeger HoldCo GmbH)

Name	Citizenship	Present Principal Occupation or Employment and Principal Address of Corporation in which Employment is Conducted
Maximilian Viessmann	Germany	President and Chief Executive Officer, Viessmann Group
Dr. Ulrich Hüllmann	Germany	Chief Financial Officer, Viessmann Group
Ole Oldenburg	Germany	Co-Head of Family Office, Viessmann Group